

March 8, 2022

Dharmesh Pandya
Chief Executive Officer
Lytus Technologies Holdings PTV. Ltd.
601 Everest Grande, A Wing
Mahakali Caves Road
Andheri (East)
Mumbai, India 400 093

      Re: Lytus Technologies Holdings PTV. Ltd.
          Amendment No. 7 to Registration Statement on Form F-1
          Filed February 28, 2022
          File No. 333-254943

Dear Mr. Pandya:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2022 letter.

Amendment No. 7 to Form F-1

Prospectus Summary, page 1

1.   In response to prior comment 3, you disclose that "[t]he delay in settlement of payments by mutual agreement of the parties has had no significant impact on the financial condition of the Company since Reachnet is an exclusive operations partner of the Company under the terms of the Management Services Agreement." Please clarify how this statement is consistent with the discussion of the impact of the delay in settlement on your ability to continue as a going concern in your Management's Discussion and Analysis and footnotes to the financial statements.

<u>Use of Proceeds, page 34</u>

2.   In your response to prior comment 4, you indicate that the $8.74 million of offering proceeds in combination with the third party credit line under the Agreement for Subscription of Debentures dated December 30, 2020 will be sufficient to complete all acquisitions of the customers and 51% of the licensed cable company. Please disclose the amount and sources of other funds needed for these purposes. In addition, disclose that the transaction contemplated under the Agreement for Subscription of Debentures is still subject to the regulatory approval of the local government in India. Refer to Item 3.C.1 of Form 20-F.

<u>General</u>

3.   Please file as an exhibit the agreement with the third-party reviewer that is conducting the systems audit of Reachnet and the subscribers.

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at (202) 551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: M. Ali Panjwani, Esq.